**THIRD AMENDMENT TO**
**LIMITED LIABILITY COMPANY AGREEMENT**

This Third Amendment to Limited Liability Company Agreement (this "Amendment"), dated as of August 10, 2017 (the "Amendment Date") amends and modifies the Limited Liability Company Agreement, dated as of January 9, 2013, as amended by: (i) that certain First Amendment to Limited Liability Company Agreement, dated July 17, 2014 and (ii) that certain Second Amendment to Limited Liability Company Agreement, dated June 24, 2015, made by and among POPSHOTS LLC (the "Company") and the Members of the Company (the "LLC Agreement"). Capitalized terms used herein without definition shall have the meanings given to them in the LLC Agreement.

WHEREAS, the Company desires to sell an aggregate of up to 343,879 Class A Units of the Company for a per unit price of $7.27, in order to raise approximately $2,500,000 (the "Financing"); and

WHEREAS, in connection with the Financing, the holders of a majority of the Class A Units (the "Requisite Members") desire to amend the LLC Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants, promises and agreements contained herein, the parties hereby agree that the LLC Agreement shall be amended as set forth below:

1.      Information Rights. Section 5.4(b) of the LLC Agreement is hereby deleted in its entirety, and replaced with the following:

(b)      From time to time during the term of this Agreement, each Member who then maintains an Interest equal to, or greater than, .25% may request that the Board of Directors provide such Member with the Company's (i) unaudited annual financial statements, and (ii) unaudited quarterly operating reports and financial statements, and in either case, the Board of Directors shall provide the same within a reasonable time thereafter, unless the Board of Directors reasonably determines that such Member is a competitor of the Company.

2.      Tag-Along Rights. Section 10.7 of the LLC Agreement is hereby deleted in its entirety, and replaced with the following:

(a)      If (i) any Offeror desires to transfer all or any portion of its Class A Units (other than pursuant to Section 8.1 or Section 10.5), and (ii) the Offerrees have not exercised their rights to purchase such Units pursuant to Section 10.1, then, the Offeror shall deliver a written notice (the "Tag-Along Notice") to each Member, who then maintains an Interest equal to or greater than .25%, not later than three (3) days after the expiration of the Right of First Refusal Option Period. The Tag-Along Notice shall include all of the information previously included in the Right of First Refusal Notice. Each Member, who then maintains an Interest equal to or greater than .25%, shall have the right to elect to participate in the proposed transfer, upon the terms and conditions set forth in the Tag-Along Notice, by delivering written notice (the "Tag-Along Exercise Notice") of such election to the Offeror within fifteen (15) days after the Tag-Along Notice is delivered to such Member (such fifteen (15) day period, the "Tag-Along Option Period"). Each Class A Member shall be entitled, but is not required, to sell to the prospective transferee, on substantially the same terms and conditions as the Offeror, such Member's Allocated Tag-Along Portion. Each Member that exercises its right to sell any portion of its

Units pursuant to this Section 10.7 agrees to timely take all such other actions as the Offeror reasonably requests in connection with such proposed transfer, and to make representations and warranties and agree to covenants and indemnities that are substantially similar to those made by the Offeror in connection with such transfer. For purposes of clarification, if a Member elects to sell its Allocated Tag-Along Portion pursuant to this Section 10.7, the aggregate Units to be transferred by the Offeror shall be reduced by an amount equal to such electing Member's Allocated Tag-Along Portion.

(b)     Failure by a Member to deliver to the Offeror the Tag-Along Exercise Notice prior to the expiration of the Tag-Along Option Period shall be deemed an election of such Member not to participate in the proposed Transfer. To the extent that any prospective transferee refuses to purchase such Units from any Member pursuant to this Section 11.7, the Offeror shall not sell any Units to such prospective transferee unless and until, simultaneously with such sale, the Offeror purchases such Units from such Member(s) for substantially the same consideration and on substantially the same terms and conditions as set forth in the Tag-Along Notice.

(c)     For purpose of this Section 10.7, "Allocated Tag-Along Portion" means, with respect to any Offered Interest, the portion of such Offered Interests that a Member is entitled to sell, stated as the Percentage Interest (as defined in Section 10.6) of such Member as of the applicable date. Notwithstanding anything to the contrary, the provisions of this Section 10.7 may be waived in accordance with Section 11.2 hereof."

3.     Preemptive Rights. The first paragraph of Section 10.6 of the LLC Agreement is hereby deleted in its entirety, and replaced with the following:

"Preemptive Rights. Each Member who then maintains an Interest equal to, or greater than, .25% shall have the right, but not the obligation, to purchase up to such Member's pro rata share of all Units that the Company may, from time to time, sell and issue after the Effective Date of this Agreement (a "New Issuance"). Any Member's pro rata share of any New Issuance shall equal the product of the number of Units proposed to be sold pursuant to such New Issuance, multiplied by such Member's Percentage Interest (as defined below) immediately prior to such New Issuance. If the Managing Member proposes any New Issuance, it shall give each Member written notice of its intention, describing the New Issuance, and the price, terms and conditions upon which the Company proposes to issue new Units. Each Member shall have ten (10) days from the giving of such notice to agree to purchase up to its pro rata share of the Units being sold pursuant to such New Issuance for the price and upon the terms and conditions specified in the notice by giving written notice thereof to the Board of Directors and stating therein the quantity of Units such Member desires to purchase. Notwithstanding anything to the contrary, the defined term "New Issuances" shall not include, and the preemptive rights set forth in this Section 10.6 shall not apply to, any Units issued or issuable:

4.     Except as expressly provided herein, the LLC Agreement is in all other respects ratified and confirmed and shall continue to bind each of the Members of the Company in accordance with the terms thereof. This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

**IN WITNESS WHEREOF**, the undersigned, representing all of the Requisite Members of Popshots LLC permitted to vote on this matter, have executed this Third Amendment to LLC Agreement of Popshots LLC, as of the Amendment Date.

**REQUISITE MEMBERS:**

_____
Michael Glickman

BAUER FAMILY TRUST

By:_____
Name:
Title:

BAUER77 LLC

By:_____
Name:
Title:

BAUER ADVISORS LLC

By:_____
Name:
Title: